EXHIBIT 12.1

EQT Corporation

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Years Ended December 31,
	June 30, 2016	2015	2014	2013	2012	2011
	(Thousands)
Earnings
Income (loss) before income taxes, noncontrolling interests, discontinued operations and cumulative effect of accounting changes	$(257,292)	$426,561	$723,711	$521,158	$220,379	$658,119
Minus: equity earnings of non consolidated investments	(3,439)	(2,566)	(3,385)	(7,615)	(6,146)	(7,172)
Plus: distribution of income of equity investees	—	—	9,463	9,000	12,750	23,500
Plus: fixed charges	97,271	204,840	191,393	180,552	214,820	161,687
Minus: capitalized interest and allowance for borrowed funds used during construction	(15,007)	(42,082)	(40,775)	(27,247)	(19,613)	(15,502)
Total earnings	$(178,467)	$586,753	$880,407	$675,848	$422,190	$820,632

Fixed charges
Interest expense	$77,254	$150,726	$139,620	$143,720	$186,420	$136,253
Plus: capitalized interest and allowance for borrowed funds used during construction	15,007	42,082	40,775	27,247	19,613	15,502
Plus: estimated interest component of rental expense	5,010	12,032	10,998	9,585	8,787	9,932
Total fixed charges	$97,271	$204,840	$191,393	$180,552	$214,820	$161,687

Ratio of earnings to fixed charges	*	2.86	4.60	3.74	1.97	5.08

*Earnings for the six months ended June 30, 2016 were inadequate to cover fixed charges by $275.7 million.